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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934


                                   JULY
FOR THE MONTH OF ___________________________________________ , 2005
                                                                 --

           PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA
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                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                   JALAN JAPATI NO. 1 BANDUNG-40133 INDONESIA
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                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F
FORM 20-F [X] FORM 40-F [ ]

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934 YES [ ] NO [X]

[IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g3-2(b):

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                                   SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.



                                            PERUSAHAAN PERSEROAN (PERSERO)
                                            PT TELEKOMUNIKASI INDONESIA



                                            ------------------------------------
                                                         (REGISTRANT)



              JULY 1, 2005
DATE_________________________________       BY /S/ ROCHIMAN SUKARNO
                                               ---------------------------------
                                                         (SIGNATURE)

                                                       ROCHIMAN SUKARNO
                                                 HEAD OF INVESTOR RELATION UNIT





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                                  PRESS RELEASE
                             No.TEL.208/PR000/UHI/05

                              TELKOM 2004 FORM 20-F


JAKARTA, JULY 1, 2005 - Perusahaan Perseoran (Persero) Telekomunikasi Indonesia Tbk ("TELKOM") has filed with the United States Securities and Exchange Commission ("U.S. SEC") for a 15-day extension of the June 30, 2005 deadline for the filing of TELKOM's Annual Report on Form 20-F for the year ended December 31, 2004 ("2004 20-F"). A 15-day extension is the maximum permitted under relevant SEC rules. No additional extensions of time will be possible.

As indicated in its press release on June 24, 2005, Perusahaan Perseroan (Persero) P.T. Telekomunikasi Indonesia Tbk. ("Telkom") is currently in the process of resolving comments received from the US Securities and Exchange Commission (the "SEC") relating to the SEC's review of Telkom's Annual Report on Form 20-F for the fiscal year ended December 31, 2003 ("2003 20-F"). In the process of its review of Telkom's 2003 20-F, the SEC's Corporate Finance Department had sent a comment letter to Telkom dated December 30, 2004. Telkom responded to these comments on April 25, 2005 and as a part of this response filed Amendment No. 1 to 2003 Form 20-F. By a letter dated June 13, 2005, Telkom received further comments from the SEC. We refer you to our press release of June 24, 2005 with regard to further information on the remaining comments.

Telkom is currently working with its advisors to complete the preparation and review of its 2004 20-F so that its auditor for the year 2004, Siddharta Siddharta & Widjaja (a member firm of KPMG International), will be in a position to allow the inclusion of its auditor's report on Telkom's consolidated financial statements in the 2004 20-F.

Although Telkom intends to file its 2004 20-F promptly as possible, Telkom may not be able to meet the filing requirement even with the 15-day extension that may be available to Telkom as a result of its filing with the U.S. SEC.





ADEK JULIANWAR
Corporate Secretary

For further information, please contact:

Investor Relations Unit
PT Telekomunikasi Indonesia, Tbk.
Phone    : 62-21-5215109
Fax      : 62-21-5220500
E-mail       : investor@telkom.co.id
Website : www.telkom.co.id